LEHMAN BROTHERS INCOME FUNDS
MANAGEMENT AGREEMENT

SCHEDULE A

SERIES OF LEHMAN BROTHERS INCOME FUNDS

Neuberger Berman Core Bond Fund

Neuberger Berman Government Money Fund

Neuberger Berman New York Municipal Money Fund

Neuberger Berman Tax-Free Money Fund

Date: February 28, 2009

LEHMAN BROTHERS INCOME FUNDS
MANAGEMENT AGREEMENT

SCHEDULE B

RATE OF COMPENSATION

Compensation pursuant to Paragraph 3 of the Management Agreement shall be calculated in accordance with the following schedules:

NEUBERGER BERMAN CORE BOND FUND
NEUBERGER BERMAN NEW YORK MUNICIPAL MONEY FUND
NEUBERGER BERMAN TAX-FREE MONEY FUND

0.250% of the first $500 million of average daily net assets
0.225% of the next $500 million of average daily net assets
0.200% of the next $500 million of average daily net assets
0.175% of the next $500 million of average daily net assets
0.150% of average daily net assets in excess of $2 billion

NEUBERGER BERMAN GOVERNMENT MONEY FUND

0.08% of average daily net assets

Date: February 28, 2009